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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------        No ----X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Launches iBOLT Integration Suite

for Affordable Enterprise Application Integration

New Product Family To Provide Rapid Application Integration

Functionality For The Mid-market

Irvine, California (March 3, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today the launch of its iBOLT Integration Suite. IBOLT is a new product family that will provide affordable enterprise application integration to mid-sized businesses and system integrators (www.magicsoftware.com/ibolt).

Meeting today’s business dynamics is a challenging feat for most organizations and is amplified for mid-sized businesses that have fewer resources than larger organizations. The challenge calls for an integration solution that can rapidly build new solutions and applications from existing and legacy application components, business processes and data sources.

As a comprehensive suite for application integration, iBOLT includes a robust set of capabilities for handling integration and exchanging transactions in a heterogeneous environment. It includes support for Business Process Management (BPM), monitoring and real time reporting.

In addition, iBOLT is able to directly tackle the challenge of rapidly responding to changing business requirements with eDeveloper (www.magicsoftware.com/edeveloper) Magic Software’s core application development technology and a major component of the iBOLT Studio.

iBOLT provides tremendous integration and connectivity capabilities that include database interoperability, the ability to work with multiple databases in the same process, and the capacity to deploy on a range of systems on varied platforms. iBOLT also includes an assortment of smart connectors and adapters and ready-to-use components.

Seamless interfaces are provided with iBOLT for messaging and middleware technologies, such as XML, Web services, Websphere, MQ, JMS, MSMQ, J2EE and .NET platforms. iBOLT integration solutions can be deployed on Windows, most UNIX platforms including AIX, HP-UX and Solaris, Linux, and on the IBM iSeries.

iBOLT supports most combinations of integration architectures such as Network, Bus or Hub & Spoke, with messaging models including Publish & Subscribe, Request & Reply and Transaction Integrity.

iBOLT Integration Suite

iBOLT is a state-of-the-art application integration and development environment that incorporates a wide range of functionalities, tools and integration aids to help companies build and run their integration projects.

The iBOLT Integration Suite includes:

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iBOLT Studio – Application Integration and Development Environment

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Integration Flow Editor - Project Design And Modeling Tool

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eDeveloper – Business Rules Oriented Toolkit For Customization Of Out Of The Box Components And Development Of New Functionality

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Integration Flow Components - Smart Connectors And Adapters And Business Logic Components

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 iBOLT Integration Server – Multi-tiered Deployment engine

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Execution Platform

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Business Rules Engine

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Message Broker

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Workflow engine

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 iBOLT Integration Flow Monitor

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Activity Monitoring and Logging Functionality

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Overall Graphic View of Integration Project With Drill-Down Functionality To The Component Level

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Statistical Information, Performance Reporting And Tuning At All Levels And Tiers.

“There has been a high level of interest in our pre-launch announcements both inside and outside of our installed base,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises.  “More and more organizations are looking for a way to utilize existing systems and rapidly integrate them both within their organization and within their wider customer and supplier network. “

Magic Software believes that a combination of advanced technology, an established professional services infrastructure and years of development and integration experience will help it take advantage of a real void in the market for affordable integration solutions geared to mid-sized companies.

 “According to industry experts, there is currently no clear leader providing application integration tools and solutions for mid-sized companies,” continued Hasfari.  “While large, high-end companies have been a target of EAI solution vendors for some time, iBOLT directly targets organizations in the mid-market. We believe that with iBOLT, Magic Software will become a leading provider of affordable and rapid application integration and development tools and solutions for the SME marketplace.”

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 3 March 2003